================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           ________________________

                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                           ________________________

                          COMMERCIAL INTERTECH CORP.
                           (NAME OF SUBJECT COMPANY)
                          COMMERCIAL INTERTECH CORP.
                     (NAME OF PERSON(S) FILING STATEMENT)
                           ________________________

                   COMMON SHARES, PAR VALUE $1.00 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                  201709 10 2
                      (CUSIP NUMBER OF CLASS SECURITIES)
                           ________________________

                             Gilbert M. Manchester
                      Vice President and General Counsel
                          Commercial Intertech Corp.
                               1775 Logan Avenue
                             Youngstown, OH 44501

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
          COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                  COPIES TO:

Stuart Z. Katz, Esq.                      Herbert S. Wander, Esq.              Leigh B. Trevor, Esq.
Fried, Frank, Harris, Shriver & Jacobson  Katten, Muchin & Zavis                Jones, Day, Reavis & Pogue
One New York Plaza                        525 West Monroe Street - Suite 1600  North Point
New York, New York 10004                  Chicago, Illinois 60661-3693         901 Lakeside
(212) 859-8000                            (312) 902-5200                       Cleveland, Ohio 44114
                                                                               (216) 586-7247


================================================================================

ITEM 1.  SECURITY AND SUBJECT COMPANY.

          The subject company is Commercial Intertech Corp., an Ohio corporation (the "Company"). The address of the principal executive offices of the Company is 1775 Logan Avenue, Youngstown, Ohio 44501. The title of the class of equity securities to which this Statement relates is the common shares, par value $1.00 per share (the "Common Shares"), of the Company, together with the associated preferred share purchase rights (the "Rights") issued pursuant to the Shareholder Rights Agreement, dated as of November 29, 1989 (the "Rights Agreement"), between the Company and The Mahoning National Bank of Youngstown, as Rights Agent (the Common Shares, together with the Rights, are hereinafter referred to as the "Shares").

ITEM 2.   TENDER OFFER OF OAC AND UNITED DOMINION.

          This Statement relates to the tender offer previously announced by Opus Acquisition Corporation, a Delaware corporation ("OAC") and an indirect wholly owned subsidiary of United Dominion Industries, Ltd., a Canadian corporation ("United Dominion"), to purchase all outstanding Shares at a price per Share of $27.00, net to the seller in cash, without interest (the "Offer").

          The address of the principal executive offices of OAC and United Dominion is 2300 One First Union Center, Charlotte, North Carolina 28202.

ITEM 3.   IDENTITY AND BACKGROUND.

     (A)  Name and Business Address of Person Filing This Statement.

          The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (B) (1) Arrangements with Executive Officers, Directors or Affiliates of the Company.

          Certain information with respect to certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in pages 10-28 of the Company's Notice of Annual Meeting of Shareholders and Proxy Statement dated January 18, 1996 for the Company's 1996 Annual Meeting of Shareholders held on March 27, 1996 (the "Proxy Statement"). Copies of the foregoing pages are attached as
Exhibit 99.3 to this Statement and are incorporated herein by reference.

          Pursuant to the terms of the Company's Stock Option and Award Plan of 1989, the Stock Option and Award Plan of 1993 and the Stock Option and Award Plan of 1995 (collectively, the "Plans"), the

Compensation Committee of the Board may provide, upon a change of control (as defined in the Plans and which would include the consummation of the Offer), that (1) any and all stock appreciation rights outstanding on the date that such change of control is determined to have occurred and any and all stock options awarded under the Plans not previously exercisable and vested shall become fully exercisable and vested and (ii) restrictions applicable to any and all restricted stock and performance share awards shall lapse and such shares and awards shall be fully vested.

          Similarly, pursuant to the terms of the Company's form of Option Agreement which is attached as Exhibit 99.18, the options granted thereunder and not yet exercisable shall become exercisable and vested upon a change of control or a potential change of control (as both terms are defined in the Option Agreement and which would include the consummation of the Offer).

          In addition to certain severance agreements summarized in the Proxy Statement, on September 28, 1989, the Company entered into separate severance agreements with each of Gilbert M. Manchester, William W. Cushwa, Steven J. Hewitt, Robert A. Calcagni, Edward J. Barnard, Kenneth W. Marcum and Patrick C. Reardon. In addition, on February 29, 1996, Hubert Jacobs van Merlen entered into a severance agreement with the Company. The terms and change of control provisions thereof are substantially the same as those for Messrs. Kacher, Wheatley and Gilchrist, which are summarized in the Proxy Statement.

          Pursuant to an employment letter dated May 18, 1992, the Company agreed that upon Mr. Wheatley's retirement at the age of 65, the Company would credit Mr. Wheatley for 25 years of service under the Company's supplemental employee retirement plan.

     (B) (2) Arrangements with United Dominion, OAC and their Respective Executive Officers, Directors or Affiliates.

          There are no contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company and its affiliates, on the one hand, and United Dominion or OAC and their respective executive officers, directors and affiliates, on the other hand.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION.

          (a) Background and Recommendation.

          On May 10, 1996, at the request of William R. Holland, the Chief Executive Officer of United Dominion, Mr. Holland met with Paul J. Powers, the Chairman and Chief Executive Officer of the Company, in Youngstown, Ohio.
During this meeting, Mr. Holland expressed the view that a combination of the Company with United Dominion would be attractive and suggested a price of $27 per share. Mr. Powers indicated that the Company has a policy of independence, and that he believed the Company's prospects on a stand-alone basis were strong.

          On June 27, 1996, Mr. Holland of United Dominion faxed to Mr. Powers the following letter, which was released to the news media by United Dominion on the same date:

          Dear Paul:

          I enjoyed our meeting on May 10 and appreciated your time and hospitality. I have been pondering the situation since then and would certainly like to see our discussions proceed further. I was disappointed that you did not share my desire to move forward. I am convinced that the combination of our two companies would make an extremely strong industrial enterprise.

          Accordingly, United Dominion Industries is offering to acquire Commercial Intertech pursuant to a negotiated merger transaction in which your shareholders would receive $27.00 per share in cash for all common shares of Commercial Intertech, or approximately $500 million in total consideration, including assumption of debt. This price represents approximately a 40% premium to Commercial Intertech's current share price. Given United Dominion's strong financial condition, the proposed transaction would not be subject to a financing condition and we do not anticipate any anti-trust problems.

          We believe that this is a full and fair price that presents an attractive opportunity for the shareholders of Commercial Intertech. We obviously would honor outstanding commitments to your employees and would be pleased to discuss in depth how our companies could best be combined.

          As you know, United Dominion does about $2 billion in sales -- all in manufacturing -- and earned $77.3 million in 1995. We have a balance sheet that is about 25% leveraged and have significant financial resources available to us. We have enjoyed an excellent record of growth the last five years and have returned, over that time, about a 24% compounded annual return to our shareholders.

          Some of the features of the combined company would be:

          . Astron and Varco-Pruden would create one of the largest and strongest metal building companies in the world, with sales of approximately $450 million, capturing the benefits of geographical reach and substantial synergies;

          . Cuno and Flair would, in our judgment, likewise create significant synergies. This combination would create an operation doing approximately $450 million in sales, making it one of the largest filtration businesses in the world; and

          . Our Compaction operations (Bomag and Hypac) use approximately $50 million a year in hydraulics. I would expect that these units would become a significant customer of your hydraulics operation.

          In short, Paul, we believe that the combination of United Dominion and Commercial Intertech (with sales exceeding $2.5 billion) would produce a strong company with a bright future.

          As our preference is to consummate a negotiated transaction, we would be pleased to advance our discussions at the earliest practicable time after you have had an opportunity to discuss this offer with your directors.

          We are experienced in acquiring manufacturing companies and, with our advisors, we can bring the transaction to a speedy conclusion.

          Sincerely,

          /s/
          W.R. Holland

          cc:  Board of Directors
               Commercial Intertech

          On June 28, 1996, the Company retained Goldman, Sachs & Co. ("Goldman Sachs") as its financial advisor with respect to United Dominion's proposal.

          At a meeting on June 29, 1996, the Board of Directors of the Company discussed United Dominion's June 27 letter. On June 30, 1996, the Company issued the following press release:

          Commercial Intertech Corp. (NYSE: TEC) said today that the proposal received on June 27, 1996 from Canadian-based United Dominion Industries, Ltd. to acquire the Company was unsolicited, that it represents a unilateral effort by United Dominion and, contrary to the suggestion in United Dominion's letter, did not arise out of any negotiations between the companies.

          The Board of Directors of Commercial Intertech, at an initial meeting on June 29, 1996, reaffirmed the Company's long-standing objective of creating shareholder value as an independent public company and noted that the Company achieved record financial performance in fiscal 1995. The Board also indicated that it will review the United Dominion proposal in consultation with its legal and investment advisers.

          As part of its ongoing strategic plans to enhance shareholder value, the Company is preparing a public offering of up to 20% of the stock of Cuno Incorporated, its wholly-owned filtration subsidiary. In that connection, Mr. Paul J. Powers, Chairman of Commercial Intertech Corp., noted that Schroder Wertheim, United Dominion's financial adviser, had been aware of the confidentially-proposed Cuno stock offering, having been offered the opportunity of participating as co-manager within the last two weeks.

          Also, as part of its strategic plan, on June 28, Commercial Intertech acquired Component Engineering Company, a manufacturer of cartridge-type hydraulic valves based in Chanhassen, Minnesota.

          Commercial Intertech is a multi-national manufacturer of Hydraulic Systems, Building Systems and Metal Products, and Fluid Purification. Employing more than 4,000 men and women around the world, the Company has 35 manufacturing facilities in 10 countries.

          According to an article in The Wall Street Journal on July 1, 1996, United Dominion responded to the Company's release by stating that "We are pleased to learn that Commercial Intertech's board of directors will be reviewing United Dominion's proposal and will welcome the opportunity to discuss all aspects of the proposal with them."

          On July 8, 1996, the Board of Directors of the Company met to review United Dominion's unsolicited proposal of June 27, 1996 with its financial and legal advisors. The Board of Directors determined to meet again with its financial and legal advisors on July 11, 1996.

          On July 10, 1996, at the direction of the Company's Board of Directors, representatives of Goldman Sachs met with representatives of Schroder Wertheim & Co. Incorporated ("Schroder Wertheim"), the financial advisor to United Dominion. At that meeting, the Goldman Sachs representatives indicated that the Company's Board of Directors would be meeting soon to consider United Dominion's proposal of June 27, 1996 and asked whether Schroder Wertheim had any information which they wished to communicate to the Board of Directors of the Company. The Schroder Wertheim representatives indicated that they had no further information to add to United Dominion's June 27, 1996 letter and were eager to begin negotiations with respect to a transaction.

          Later on July 10, 1996, Mr. Holland attempted to reach Mr. Powers by telephone. Mr. Powers returned Mr. Holland's call on the evening of July 10. During their conversation, Mr. Holland again communicated United Dominion's interest in a transaction with the Company. Mr. Holland did not discuss making an unsolicited tender offer for the Company.

          On July 11, 1996, the Board of Directors of the Company met with its legal and financial advisors to complete its review of United Dominion's proposal of June 27, 1996. During this meeting, the Board of Directors learned that United Dominion had issued a press release announcing that it was commencing the Offer.

          The text of United Dominion's press release is set forth below:

          United Dominion Announces $27 Per Share Tender Offer for Commercial
          ---------------                                          ----------
          Intertech Common Stock
          ---------

          CHARLOTTE, N.C. -- (BUSINESS WIRE) -- July 11, 1996

          -- United Dominion Industries (NYSE, TSE: UDI), a manufacturer of
             ---------------
          diversified engineered products, today announced that its board of directors has authorized commencement of a cash tender offer for all the outstanding common shares, including associated preferred share purchase rights, of Commercial Intertech Corp. (NYSE: TEC) at $27 net per share and
             -------------------------
          associated right. The offer will be subject to terms and conditions contained in United Dominion's offer to purchase.
                       ---------------
          Schroder Wertheim & Co. Incorporated will serve as dealer manager for the offer, and MacKenzie Partners, Inc. will serve as information agent.

          William R. Holland, chairman and chief executive officer, said that the decision by United Dominion's board to proceed with a tender offer
                          ---------------
          follows unsuccessful attempts to open dialogue with Commercial
                                                              ----------
          Intertech.
          ---------

          "Clearly, our preference would be to negotiate the terms of a mutually acceptable acquisition with Commercial Intertech's management and
                                      --------------------
          board," Mr. Holland said. "We regret that we have not yet received a formal response to our June 27 offer to acquire the company. To clarify our intentions and to demonstrate the seriousness of our offer, we are now taking that offer directly to Commercial Intertech's
                                                          --------------------
          shareholders," he said.

          Mr. Holland said that United Dominion's board endorsed the take-over
                                ---------------
          bid at a special meeting here today. Including the assumption of Commercial Intertech's debt, the value of the acquisition is
          --------------------
          approximately $500 million. The $27 per share offer, detailed in a June 27 open letter to Commercial Intertech's chairman and chief
                                 --------------------
          executive officer, is 41 percent higher than TEC's closing stock price that day.

          "We believe the combination of Commercial Intertech and United
                                         --------------------     ------
          Dominion will create a strong manufacturing enterprise with $2.5
          --------
          billion in revenues derived from market-leading industrial and building products sold worldwide," Mr. Holland said.

          At the July 11, 1996 Board of Directors' meeting, the Board of Directors unanimously concluded that the Offer is inadequate and not in the best interests of the Company, its shareholders, employees, customers, suppliers, labor organizations, the communities in which the Company does business and its other constituencies, and does not adequately reflect the long-term value or prospects of the Company. At that meeting, the Board of Directors unanimously determined not to proceed with a planned public offering of up to 20% of the stock of the Company's Cuno Incorporated fluid filtration and purification subsidiary ("Cuno"), but to proceed with a previously considered plan to spin off 100% of the stock of Cuno to the Company's shareholders (the "Spin-Off"), subject to customary conditions, including the receipt of an opinion of counsel with respect to the tax-free nature of the Spin-Off (however, the Company does not anticipate that the Spin-Off would be subject to shareholder approval). The Board also unanimously approved a program to repurchase up to 2,500,000 Shares in open market and privately negotiated transactions (the "Repurchase Program"). THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS REJECT THE OFFER AND NOT TENDER THEIR SHARES PURSUANT TO THE OFFER.

          A copy of a letter to shareholders communicating the Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 99.1 and 99.2 hereto, respectively, and are incorporated herein by reference.

          On July 12, 1996, United Dominion and OAC published a notice announcing the Offer in The Wall Street Journal. According to the notice, the Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares which, when added to the Shares beneficially owned by OAC and its affiliates, constitutes at least two-thirds of the total voting power of all shares of capital stock of the Company outstanding on a fully diluted basis on the date of purchase, (2) the Rights having been redeemed by the Board of Directors of the Company or OAC being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the proposed merger of OAC with the Company, (3) the supermajority vote requirement set forth in Article SIXTH of the Amended Articles of Incorporation of the Company (the "Articles") having been eliminated from the Articles or OAC otherwise being satisfied, in its sole discretion, that such supermajority vote requirement will not be applicable to the proposed merger of OAC with the Company, (4) the acquisition of Shares pursuant to the Offer being authorized by the shareholders of the Company pursuant to the Ohio Control Share Aquisition Law or OAC being satisfied, in its sole discretion, that the Ohio Control Share Acquisition Law is invalid or inapplicable to such acquisition of Shares and (5) OAC being satisfied, in its sole discretion, that the restrictions contained in the Ohio Business Combination Law will not be applicable to the acquisition of Shares pursuant to the Offer or to the proposed merger of OAC with the Company.

          (b) Reasons for the Recommendation.

          In reaching the conclusions referred to in Item 4(a), the Board of Directors considered numerous factors, including but not limited to the following:

               (i) the Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the businesses in which the Company operates and the Board's belief that the Offer does not reflect the long-term values inherent in the Company;

               (ii) the Company's financial performance in recent years, including its record results for its 1995 fiscal year and three consecutive years of improving operating results, including strong improvements in operating performance and profitability by Cuno;

               (iii) the Company's long-term strategic plan to build value for its shareholders by growing its core businesses;

               (iv) the Company's plan to proceed with the Spin-Off, in light of the belief of the Board of Directors and management that:

               -- the Spin-Off should enhance the abilities of the managements of the Company and Cuno to focus more closely on the objectives of their respective businesses, enhance the two companies' ability to create incentives that align the interests of their management and employees with the performance of their respective companies, and permit Cuno to use its publicly traded stock as a currency for expansion through acquisitions; and

               -- the Spin-Off should enable shareholders of the Company to benefit in the near term from the value of a high-growth, high-multiple business, which has not previously received appropriate market recognition because of the Company's mix of industrial businesses, which typically trade at lower multiples. The Board of Directors took into consideration that there is some risk that the tax-free nature of the Spin-Off could be impacted, with attendant adverse tax consequences to the Company and certain of its shareholders, in the event of an acquisition of the Company by certain third parties (including United Dominion) following a spin-off;

               (v) the Board of Directors' belief that the Repurchase Program will provide investors who desire to obtain liquidity for their investment in the Company with an opportunity to sell all or a portion of their investment in the Company; these shareholders may be more likely to support actions that would make it more difficult for the Company to resist an inadequate bid, which in the view of the Board of Directors would not be in the best interests of the Company, its shareholders and its other constituencies; accordingly, the Repurchase Program may stabilize the Company's base of long-term shareholders and may give long-term shareholders who desire to participate in the benefits of the Spin-Off and the future growth of the Company and Cuno a greater opportunity to do so; the Board of Directors also considered the fact that the Repurchase Program is expected to be accretive to the Company's earnings per Share;

               (vi) the Board of Directors' belief, in light of the Company's strategic plan and its plan to proceed with the Spin-Off, that this is not the appropriate time to sell the Company;

               (vii) the Board of Directors' belief that the interests of the Company, its shareholders and other constituencies would best be served by the Company continuing as an independent entity, proceeding with its plans to effect the Spin-Off, and effecting the Repurchase Program;

               (viii) the opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board of Directors many of the factors referred to above and other financial criteria used in assessing an offer, that the Offer is inadequate; and

               (ix) the disruptive effect consummation of the Offer would have on the Company's employees, suppliers, customers and the communities where the Company operates.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

          Pursuant to a letter agreement dated June 28, 1996 (the "Letter Agreement"), the Company has retained Goldman Sachs as financial advisor with respect to the Offer and certain other possible transactions. Pursuant to the Letter Agreement, the Company has agreed to pay to Goldman Sachs:

          (a) a fee of $250,000 payable on the date of the Letter Agreement;

          (b) an additional fee of $250,000 in the event of the commencement by United Dominion or any affiliate or other party of a tender offer, payable upon the commencement of the tender offer;

          (c) if 15% or more of the outstanding Shares of the Company are acquired by United Dominion or any other person or group (including the Company), in one or a series of transactions or if all or substantially all of the assets of the Company are transferred, in one or a series of transactions, by way of a sale, distribution or liquidation, an additional fee equal to 0.85% of the aggregate value of all such transactions (in the event at least 50% of the outstanding Shares of the Company are acquired by United Dominion or any other person or group, including the Company, such aggregate value shall be determined as if such acquisition were of 100% of the Shares of the Company);

          (d) if the Company or any other entity formed or owned in substantial part or controlled by the Company or one or more members of senior management of the Company or any employee benefit plan of the Company or any of its subsidiaries effects certain recapitalization transactions not covered by subparagraph (c), a fee (to be negotiated) equal to between 0.85% and 1.0% of the aggregate value of such transaction;

          (e) in the event that the Company acquires the securities or assets of another company or sells, distributes or liquidates all or a portion of the assets of the Company, including any pension-related assets, or sells or distributes securities of the Company, whether such distribution is made by dividend or otherwise, and no fee has become payable to Goldman Sachs with respect to such transaction pursuant to subparagraphs (c) and (d) above, additional fees customary to such transactions based on the aggregate value of the transaction; and

          (f) subject to certain conditions, in the event no transaction of the type described in subparagraphs (c) and (d) has been consummated by January 1, 1997, a fee of $500,000 on each such date as of which no transaction has been consummated: January 1, 1997, April 1, 1997, July 1, 1997, October 1, 1997, January 1, 1998 and April 1, 1998 less any amounts paid under subparagraphs (a) and (b) above.

          Any fees paid pursuant to subparagraphs (a), (b) and (f) above shall be credited against any fees payable pursuant to subparagraphs (d) and (e) above.

          Pursuant to the Letter Agreement, if the Company becomes the subject of, or is threatened with, a contested proxy or consent solicitation by United Dominion or any other party, Goldman Sachs will act as the Company's exclusive financial advisor with regard to such proxy or consent solicitation.

          The Company has also agreed to reimburse Goldman Sachs periodically for its reasonable out-of-pocket expenses, including the fees and disbursements of its attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in the Letter Agreement. In addition, the Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under federal securities laws.

          The Company also has retained Kekst and Company as public relations advisor in connection with the Offer and has retained Morrow & Co., Inc. to assist the Company in connection with communications with shareholders and to provide other services in connection with the Offer. The Company will pay Kekst and Company and Morrow & Co., Inc. reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

          Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer.

ITEM 6.   RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

          (a) Except for purchases pursuant to the Repurchase Program as set forth in Annex 1, there have been no transactions in the Shares during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, except that Paul J. Powers exercised an option to purchase 15,000 Shares at an exercise price of $9.8333 per Share on May 28, 1996 and satisfied the exercise price for such Shares by surrender of 7,151 Shares to the Company, John M. Galvin purchased 1,000 Shares at $20.875 per Share on May 28, 1996, Mark G. Kachur sold 487 Shares at $19.25 per Share on June 27, 1996, and except for routine purchases under the Company's Dividend Reinvestment Plan.

          (b) To the best of the Company's knowledge, none of its executive officers, directors, affiliates or subsidiaries currently intends to tender, pursuant to the Offer, any Shares beneficially owned by such persons. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

          (a) - (b) For the reasons discussed in Item 4 above, the Board of Directors of the Company has concluded that the Offer is inadequate and not in the best interests of the Company and its shareholders and that, in light of the Company's future prospects, the interests of the shareholders will be best served by the Company remaining an independent entity. Except with respect to the Spin-Off and the Repurchase Program, the Company is not now engaged in any negotiations in response to the Offer that relate to or could result in one or more of the following or a combination thereof: (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

          The Board of Directors may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board of Directors has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

     (A)  Rights Agreement.

          On November 29, 1989, the Board declared a dividend distribution of one right for each outstanding Common Share to shareholders of record (the "Record Date") on December 13, 1989 (the "Rights"). As a result of a 3 for 2 stock split effective as of September 1, 1994, two-thirds of one Right is attached to each outstanding Common Share. When exercisable, each full Right entitles the holder thereof to purchase one one-hundredth of a share of Series A Participating Preferred Shares, no par value, at $75 per share, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Mahoning National Bank of Youngstown, as Rights Agent.

          The Rights are currently attached to all Common Share certificates representing Shares outstanding and no separate Rights certificates have been distributed. On the earlier of (i) a public announcement that, without the prior approval of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire the beneficial ownership of securities having 20% or more of the voting power of all outstanding voting securities of the Company or (ii) 10 days (unless such date is extended by the Board of Directors) following the commencement of, or a public announcement of an intention to make, a tender offer or exchange offer which would result in any person or group of related persons becoming an Acquiring Person (the earlier of such date, the "Distribution Date"), the Rights become exercisable. Once exercisable, the Rights will be evidenced, with respect to any of the Common Shares certificates outstanding as of the Record Date, by such Common Share certificate together with the Summary of Rights attached as Exhibit C to the Rights Agreement. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Share certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new certificates for Common Shares issued after the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date (with or without the Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights. The Company anticipates that, in connection with the Offer, the Board of Directors will extend the Distribution Date to a date shortly prior to the expiration date of the Offer.

          If an Acquiring Person becomes such, holders of Rights have, for a period of 60 days, the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right, to the extent available, and then a Common Share equivalent having a market value of two times the exercise price of the Right (such Rights collectively, the "Subscription Rights").

          After the public announcement by the Company or an Acquiring Person that an Acquiring Person has become such (the date of such announcement, the "Share Acquisition Date"), if (i) a merger or other business combination occurs in which the Common Shares are exchanged or changed (other than a merger with a person or group who acquired Common Shares pursuant to a Permitted Offer (as defined below) and is offering in the merger not less than the price paid pursuant to the Permitted Offer and the same form of consideration paid) or (ii) 50% or more of the Company's assets or earning power are sold in one transaction or a series of transactions, each holder of a Right (other than such Acquiring Person) has the right to receive upon exercise that number of Common Shares of the acquiring company having a market value of two times the exercise price of the Right.

          A "Permitted Offer" means a tender offer or exchange offer for all outstanding shares of Common Shares at a price and on terms determined, prior to the purchase of such shares under such tender offer or exchange offer, by at least a majority of the members of the Board of Directors who are not officers of the Company, to be both adequate and otherwise in the best interests of the Company, its shareholders (other than the person on whose behalf the offer is being made) and other relevant constituencies that the Board may consider under Ohio law, including, without limitation, the constituencies described in Section 1701.59(E) of the Ohio Revised Code. However, in the event that a majority of the Board of Directors is comprised of (i) persons elected at a meeting of shareholders or by shareholder action by written consent who were not nominated by the directors in office immediately prior to such meeting or action by written consent and/or (ii) successors of such persons elected to the Board of Directors for the purpose of either facilitating a transaction with an Interested Person (as defined below) or circumventing directly or indirectly the provisions of the Rights Agreement (such majority, an "Interested Majority"), then for a period of 180 days following the effectiveness of such action no offer by an Interested Person may be deemed a Permitted Offer. "Interested Person" with respect to a transaction means (x) any person who (i) is or will become an Acquiring Person if the transaction were to be consummated without regard to any required approval of the Company and (ii) directly or indirectly proposed or nominated a director of the Company which director (or a successor of such person elected to the Board for the purpose of either facilitating a transaction with such Interested Person or circumventing directly or indirectly the provisions of the Rights Agreement) is in office at the time of consideration of the transaction in question, or (y) an affiliate or associate of such person. In the event that a majority of the Board is comprised of an Interested Majority, then for 180 days following the effectiveness of such action, the Company may not exclude from the definition of an Acquiring Person any Interested Person who acquires 20% or more of the Company's outstanding Common Shares.

          At any time prior to the earlier of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may, upon action by the Board of Directors in their sole discretion, redeem the Rights, in whole but not in part, at a price of $.01 in cash per Right (the "Redemption Price"), which redemption shall be effective upon action of the Board of Directors in the exercise of their sole discretion. In addition, following the Shares Acquisition Date, the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that such redemption is (i) in connection with a merger or other business combination transaction or series of transactions involving the Company in which all holders of Common Shares are treated alike, but not involving an Acquiring Person or any person who was an Acquiring Person or (ii) following an event giving rise to, and the expiration of the exercise period for, the Subscription Rights, if and for as long as no person beneficially owns securities representing 20% or more of the voting power of the Company's voting securities. However, if a majority of the Board of Directors is an Interested Majority, then (x) the Rights may not be redeemed for 180 days after such election if such redemption is reasonably likely to have the purpose of facilitating a transaction with an Interested Person and (y) the Rights may not be redeemed if during the 180 day period the Company enters into any agreement reasonably likely to facilitate a transaction with an Interested Person and the redemption is reasonably likely to facilitate such a transaction.

          The Rights expire on the earlier of (i) November 29, 1999, (ii) consummation of a merger transaction with a person or group who acquired Common Shares pursuant to a Permitted Offer, and is offering in the merger the same form of consideration and not less than the price per share paid pursuant to the Permitted Offer or (iii) redemption by the Company.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or receive dividends.

          Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person). However, if the majority of the Board is an Interested Majority, then for a period of 180 days following the effectiveness of such action the Rights Agreement may not be amended or supplemented in any manner reasonably likely to have the purpose or effect of facilitating certain business combination transactions with an Interested Person.

          In the event that United Dominion or any affiliates or associates of United Dominion, acting as group, acquire beneficial ownership of 20% or more of the Common Shares pursuant to the Offer or otherwise, such persons will be an Acquiring Person as defined in the Rights Agreement and a Share Acquisition
Date will have occurred.

     (B)  Litigation.

          Ohio "Control Share Acquisition" Law

          Under Section 1701.831 of the Ohio Revised Code, unless a corporation's articles of incorporation or regulations provide otherwise, the acquisition by any person (as used in that section, an "acquiring person") of voting shares of a corporation giving the acquiring person voting power within any of the following ranges would constitute a "control share acquisition": (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; or (c) a majority or more of such voting power. An acquiring person may make a control share acquisition only if the shareholders of the target corporation who hold shares entitling them to vote in the election of directors authorize such acquisition at a special meeting held for that purpose at which a quorum is present by an affirmative vote (i) of a majority of the voting power of such corporation in the election of directors represented at such meeting in person or by proxy, and (ii) of a majority of the portion of such voting power excluding the voting power of "interested shares" (as defined below). A quorum shall be deemed to be present at such special meeting if at least a majority of the voting power of such corporation in the election of directors, and a majority of the portion of such voting power excluding the voting power of "interested shares", are represented at such meeting in person or by proxy. Any such acquisition must be consummated, in accordance with the terms so authorized, no later than 360 days following shareholder authorization of the control share acquisition. "Interested shares" means the shares of such corporation in respect of which any of the following persons may exercise or direct the exercise of the voting power of such corporation in the election of directors: (i) the acquiring person, (ii) any officer of such corporation elected or appointed by the directors of such corporation, or (iii) any employee of such corporation who is also a director of such corporation. "Interested shares" also means any shares of the corporation acquired, directly or indirectly, by any person from the holder or holders thereof for a valuable consideration during the period beginning with the date of the first public disclosure of a proposed control share acquisition (or any proposed merger, consolidation, or other transaction that would result in a change of control) of such corporation or all or substantially all of its assets, and ending on the date of any special meeting of such corporation's shareholders held thereafter for the purpose of voting on a control share acquisition proposed by an acquiring person, if either of the following applies: (A) the aggregate consideration paid or given by the person who acquired the shares, and any other person acting in concert with him, for all such shares, exceeds $250,000 or (B) the number of shares acquired by the person who acquired the shares, and any other persons acting in concert with him, exceeds one-half of one percent of the outstanding shares of the corporation entitled to vote in the election of directors. The Company has not opted out of the Ohio control share acquisition law.

          Ohio Take-Over Act

          Ohio law further requires, pursuant to Section 1707.041 of the Ohio Revised Code, that any offeror making a "control bid" for any securities of a "subject company" pursuant to a tender offer must file information specified in the Ohio Securities Act with the Ohio Division of Securities when the bid commences. The Ohio Division of Securities must then decide whether it will suspend the bid under the statute within three calendar days. If it does so, it must initiate hearings on the suspension within 10 calendar days of the suspension date, and make a determination of whether to maintain the suspension within 16 calendar days of the suspension date. For this purpose, a "control bid" is the purchase of, or an offer to purchase, any equity security of a subject company from a resident of Ohio that would, in general, result in the offeror acquiring 10% or more of the outstanding shares of such company. A "subject company" includes any company with both (a) its principal place of business or principal executive office located in Ohio or assets it owns or controls located in Ohio with a fair market value of at least $1.0 million and
(b) more than 10% of its record or beneficial equity security holders residing in Ohio, more than 10% of its equity securities owned of record or beneficially by residents in Ohio, or more than 1,000 of its record or beneficial equity security holders residing in Ohio.

          To avoid continued suspension of its bid in Ohio, an offeror must comply with three requirements: (a) the information required by the statute must be provided to the Ohio Division of Securities, (b) all material information regarding the control bid must be provided to the offerees, and (c) there may be no material violation of any provision of the Ohio Securities Act.

          Ohio Business Combination Law

          The Ohio Business Combination Law provides that an issuing public corporation shall not engage in certain business combinations (including mergers) with an "Interested Shareholder" (generally, a person entitled to control 10% or more of the outstanding voting shares of the issuing public corporation in the election of directors) for a period of three years following the date such person became an Interested Shareholder (the "three year period"). This restriction does not apply if, prior to the date such person became an Interested Shareholder, the board of directors of the issuing public corporation approved either the business combination or the transaction which resulted in the Interested Shareholder becoming an Interested Shareholder. The Ohio Business Combination Law further provides that after the expiration of the three year period, an issuing public corporation may not engage in a business combination with an Interested Shareholder unless either: (i) the business combination is approved by both (x) the holders of at least a majority of all shares and (y) the holders of at least a majority of the disinterested shares or
(ii) the consideration used in such business combination, both in price and form, meets certain statutory tests.

          On July 11, 1996, plaintiffs United Dominion and OAC filed suit in the United States District Court for the Southern District of Ohio, Eastern Division, against the Company, its directors, the acting Ohio Commissioner of Securities, the Ohio Director of Commerce, and the State of Ohio. Plaintiffs seek declarations that (i) Ohio's Take-Over Act and Section 1701.01(CC)(2) of Ohio's Control Share Acquisition Law are unconstitutional because they are claimed to conflict with the United States Constitution, (ii) the Company's Rights Agreement and the Rights are invalid, unlawful, null and void, and (iii) the Company's preferred shares have one vote and that any attempt to increase the voting power thereof is invalid. Plaintiffs also seek, among other things, to enjoin (i) the enforcement of the Ohio Take-Over Act and Sections 1701.01(CC)(2) and 1701.831(E) of Ohio's Control Share Acquisition Law, (ii) the Company's directors from taking any action to enforce or amend the Company's Rights Agreement (other than to redeem the Rights or to amend certain provisions that limit the ability of the Company to redeem the Rights), (iii) the Company from treating its preferred shares as having one and one-half votes per share, and (iv) the Company from commencing or prosecuting in any court other than the court in which the action was filed, any action or proceeding relating to the plaintiffs' tender offer. Further, the plaintiffs seek an order to compel the Company to redeem the Rights and to amend certain provisions of the Rights Agreement that limit the ability of the Company to redeem the Rights.

          According to the complaint filed by the plaintiffs in the above-described action, United Dominion and OAC are taking steps to solicit appointments of designated agents to call a special meeting of the Company's shareholders. According to the complaint, United Dominion and OAC intend to propose, among other things, resolutions calling on the current directors of the Company to redeem the Rights, seeking to remove the present directors in favor of nominees of United Dominion and OAC, seeking to amend the Company's Code of Regulations if necessary to provide that the Ohio Control Share Acquisition Law does not apply to the Company, and otherwise seeking to remove claimed defensive barriers to the Offer.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 99.1   Letter to Shareholders of the Company dated July 12, 1996*
Exhibit 99.2   Text of Press Release dated July 12, 1996 issued by the Company
Exhibit 99.3 Pages 10-28 of the Notice of Annual Meeting of Shareholders and Proxy Statement dated January 18, 1996
Exhibit 99.4 Employment Agreement, dated July 27, 1994, between the Company and Paul J. Powers
Exhibit 99.5   Employment Agreement, dated May 18, 1992, between the
               Company and Bruce C. Wheatley
Exhibit 99.6 Employment Agreement, dated December 3, 1993, between the Company and Mark G. Kachur
Exhibit 99.7 Severance Compensation and Consulting Agreement, dated February 15, 1988, between the Company and Paul J. Powers
Exhibit 99.8 Severance Compensation Agreement, dated June 25, 1992, between the Company and John Gilchrist
Exhibit 99.9 Severance Compensation Agreement, dated July 20, 1992, between the Company and Bruce C. Wheatley
Exhibit 99.10 Severance Compensation Agreement, dated March 25, 1995, between the Company and Mark G. Kachur
Exhibit 99.11 Severance Compensation Agreement, dated September 28, 1989, between the Company and Gilbert M. Manchester
Exhibit 99.12 Severance Compensation Agreement, dated September 28, 1989, between the Company and William W. Cushwa
Exhibit 99.13 Severance Compensation Agreement, dated September 28, 1989, between the Company and Steven J. Hewitt

Exhibit 99.14 Severance Compensation Agreement, dated September 28, 1989, between the Company and Robert A. Calcagni
Exhibit 99.15 Severance Compensation Agreement, dated February 29, 1996, between the Company and Hubert Jacobs van Merlen
Exhibit 99.16 Severance Compensation Agreement, dated September 28, 1989, between the Company and Edward J. Barnard
Exhibit 99.17 Severance Compensation Agreement, dated September 28, 1989, between the Company and Patrick C. Reardon
Exhibit 99.18 Severance Compensation Agreement, dated September 28, 1989, between the Company and Kenneth W. Marcum
Exhibit 99.19  Stock Option and Award Plan of 1989
Exhibit 99.20  Stock Option and Award Plan of 1993
Exhibit 99.21  Stock Option and Award Plan of 1995
Exhibit 99.22  Form of Option Agreement

________________________________

*  Included in copies mailed to shareholders

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 By:    /s/  Gilbert M. Manchester
                                        --------------------------
                                 Name:  Gilbert M. Manchester
                                 Title:  Vice President and General Counsel

Dated:  July 12, 1996

                                    ANNEX 1
                                    -------


        The following table lists purchases of Shares by the Company on July 12, 1996, up to 3:30 p.m. on that date. Except as set forth in this Annex, the Company has not effected any transactions in the Shares during the past 60 days.

         Number of Shares Purchased         Price Per Share
         ---------------------------        ---------------
               7,000                          $ 28 1/8
                 400                          $ 28 1/8
              20,200                          $ 28 1/4
              25,000                          $ 28 3/8
              75,000                          $ 28 3/8
             100,000                          $ 28 1/2
             105,300                          $ 28 1/2
              27,700                          $ 28 5/8
              50,000                          $ 28 5/8
               5,000                          $ 28 5/8
              10,000                          $ 28 5/8
              12,000                          $ 28 5/8
              67,500                          $ 28 5/8
               2,000                          $ 28 5/8
              50,000                          $ 28 3/4
                 200                          $ 28 3/4
              33,000                          $ 28 7/8
              21,000                          $ 28 7/8
              19,500                          $ 28 7/8
              40,700                          $ 28 7/8
              21,000                          $ 28 3/4
              94,400                          $ 28 3/4
              23,600                          $ 28 3/4
              27,000                          $ 28 3/4
              10,100                          $ 28 3/4
             --------
             847,600

                             EXHIBIT INDEX

Exhibit 99.1     Letter to Shareholders of the Company dated July 12, 1996*
Exhibit 99.2     Text of Press Release dated July 12, 1996 issued by the Company
Exhibit 99.3 Pages 10-28 of the Notice of Annual Meeting of Shareholders and Proxy Statement dated January 18, 1996
Exhibit 99.4 Employment Agreement, dated July 27, 1994, between the Company and Paul J. Powers
Exhibit 99.5     Employment Agreement, dated May 18, 1992, between the
                 Company and Bruce C. Wheatley
Exhibit 99.6 Employment Agreement, dated December 3, 1993, between the Company and Mark G. Kachur
Exhibit 99.7     Severance Compensation and Consulting Agreement, dated
                 February 15, 1988, between the Company and Paul J. Powers
Exhibit 99.8 Severance Compensation Agreement, dated June 25, 1992, between the Company and John Gilchrist
Exhibit 99.9 Severance Compensation Agreement, dated July 20, 1992, between the Company and Bruce C. Wheatley
Exhibit 99.10 Severance Compensation Agreement, dated March 25, 1995, between the Company and Mark G. Kachur
Exhibit 99.11 Severance Compensation Agreement, dated September 28, 1989, between the Company and Gilbert M. Manchester
Exhibit 99.12 Severance Compensation Agreement, dated September 28, 1989, between the Company and William W. Cushwa
Exhibit 99.13 Severance Compensation Agreement, dated September 28, 1989, between the Company and Steven J. Hewitt
Exhibit 99.14 Severance Compensation Agreement, dated September 28, 1989, between the Company and Robert A. Calcagni
Exhibit 99.15 Severance Compensation Agreement, dated February 29, 1996, between the Company and Hubert Jacobs van Merlen
Exhibit 99.16 Severance Compensation Agreement, dated September 28, 1989, between the Company and Edward J. Barnard
Exhibit 99.17 Severance Compensation Agreement, dated September 28, 1989, between the Company and Patrick C. Reardon
Exhibit 99.18 Severance Compensation Agreement, dated September 28, 1989, between the Company and Kenneth W. Marcum
Exhibit 99.19    Stock Option and Award Plan of 1989
Exhibit 99.20    Stock Option and Award Plan of 1993
Exhibit 99.21    Stock Option and Award Plan of 1995
Exhibit 99.22    Form of Option Agreement

________________________________

*  Included in copies mailed to shareholders